Exhibit 99.1

T 604.682.3701	Suite 400, 455 Granville Street
F 604.682.3600	Vancouver, BC V6C 1T1	www.levon.com

June 21, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON REPORTS FIRST BULK TONNAGE NI 43-101 COMPLIANT RESOURCE AT ITS CORDERO PROJECT IN MEXICO

Levon Resources Ltd. ("Levon", or the "Company") (TSXV Symbol LVN) is pleased to report its first  NI 43-101 compliant bulk tonnage mineral resource for the Company’s wholly owned  Cordero Project located 35 km northeast of Hidalgo Del Parral, Chihuahua, Mexico.  The resource was completed by Independent Mining Consultants (IMC) in collaboration with M3 Engineering and Technology (M3), both of Tucson, AZ.  The mineral resource estimate is within an entire open pit geometry, with a preliminary waste to mineral resource strip ratio of 1.7:1 using a base case USD $6/tonne (T) net smelter return (NSR) cutoff.  IMC estimates the mineral resource contains:

•	An indicated resource of 521.6 million tonnes (MT) containing: 310.9 million ounces (Moz) silver, 0.908 Moz gold, 5.3 billion pounds (Blbs) zinc, 2.9 Blbs lead.
•	An inferred resource of 200.9 MT containing: 139.9 Moz silver, 0.229 Moz gold, 2.2 Blbs zinc, 1.2 Blbs lead.

Using a USD $15 NSR cutoff, a subset of the total Mineral Resource within the open pit geometry includes:

•	An indicated resource of 170.7 MT containing: 173.9 Moz silver, 0.466 Moz gold, 2.7 Blbs zinc, 1.7 Blbs lead.
•	An inferred resource of 65.5 MT containing: 88.4 Moz silver, 0.094 Moz Au, 1.2 Blbs zinc, 0.7 Blbs lead.

Table 1 provides a summary of the mineral resource at various cutoffs. The mineral resource is based on the assays from 160 core holes as of June 1, 2011.  An ordinary kriged block model was developed from the drill hole assay data by IMC. The mineral resource is within a floating cone, open pit geometry.  As reported previously (news release of January 13, 2011), M3 has been retained by Levon to complete a preliminary economic assessment (PEA) in Q3, 2011.  IMC and M3 drew on the initial metallurgical bench scale test results, which have been completed for the PEA, to calculate the NSR cutoffs (Table 1).  The NSR values reflect the value of the metals recovered after applying estimated milling and smelting recoveries, transportation, smelting, and refining charges. The base case metal prices used for NSR values are USD $25 per ounce silver, USD $1200 per ounce gold, USD $1.00 per pound zinc and USD $1.00 per pound lead. The mill recoveries, metal distribution, smelting charges, and transportation charges used by IMC are conservative estimates provided by M3 based on best available information, and the estimates will be refined and updated for the upcoming PEA.

Table 1:  Cordero Mineral Resource; IMC ordinary kriged block model using core drilling through hole C11-160

The mineral resource (Table 1) includes the Pozo de Plata Diatreme, the Josefina Mine Zone, and the Cordero Porphyry Zone discoveries.  The three discoveries remain open to expansion as Phase 3 delineation core drilling continues.

Cordero Project Setting

The Cordero Project covers 20,000 hectares of contiguous mining claims.  Cordero mineralization is a large scale Tertiary Ag, Au, Zn, Pb porphyry and diatreme mineralized system, cutting through Cretaceous limestone within a northeast trending belt of six volcanic centers.  The tertiary volcanoes, diatreme complexes, subvolcanic intrusives, and associated mineralized bodies are barely eroded or weathered.   The Cordero Porphyry Belt is approximately 15 km long and 3 to 5 km wide.  The mineral resource is hosted within three of the volcanic centers in the north central part of the Belt.  Additional discovery potential exists with the extensions of the Mineral Resource (Table 1) and known mineralized rocks, including mine scale targets being defined in each of the three remaining intrusive centers of the Belt.

“Discovery of multiple bulk tonnage Ag, Au, Zn, Pb deposits that can be mined by open pits has been the exploration focus and goal of Levon, since we started 27 months ago” explains Vic Chevillon, VP Exploration and Director.  “We believe this first mineral resource is leading us to a major new mining district in Mexico”.

Drilling at Cordero to date totals about 70,000 m in 168 core drill holes (four core holes in progress).  The drilling has been accomplished in three phases which started in July, 2009 (news release of June 09, 2009).  The current 59,000 m Phase 3 core drilling program (budgeted at $14M, news release of September 30, 2011) began October 1, 2010 and has approximately15,000 m remaining to be completed. Currently, one drill is within the Cordero Porphyry Zone on a 200 to 300 m discovery and step out delineation drill grid.  Three drills are within the newly recognized La Ceniza Porphyry target zone, which is contiguous with, and northeast of, the Cordero Porphyry Zone resource (Figure 1).

La Ceniza Porphyry Exploration

Figure 1.  Map of the first Cordero mineral resource, the core holes in the model, the IMC modeled open pit and the La Ceniza Porphyry target with current holes being drilled.

Sanson Stock
La Ceniza Porphyry Target
40 msec chargeability
anomaly
Explanation
core hole in progress
core hole in resource
model
Cordero Porphyry
Zone
C11-115
IMC open pit
block model
First Mineral Resource
USD$ 6 cutoff
Cordero Project
Chihuahua, Mexico
Levon Resources, Ltd.
Pozo de Plata
Diatreme
Josefina Mine Zone
Dos Mil Diez
Diatreme Complex
1 km grid
Chevillon 20Jun11
N
W
E
S

Core holes in the La Ceniza Porphyry target are being drilled to depths of 1,000+ m on a 200 to 400 m grid spacing, to test a donut shaped 40 msec IP chargeability anomaly within the La Ceniza Stock (Figure 1).  The IP anomaly is 1,300 m in diameter and defined to depths of 500 m (depth limits of the IP survey).  All assay results from the La Ceniza target holes are pending except for hole C11-115, which was reported previously (news release of March 31, 2011).

“With the first Mineral Resource completed and entirely open to expansion it now appears Phase 3 drilling will move seamlessly into Phase 4, where we are currently planning 130,000 m of core drilling to complete deposit delineation and explore for additional discoveries in the Cordero Porphyry Belt.  Phase 4 which is fully funded, (news release of May 19, 2011)  will also target a second mineralized belt 10 km to the north (the Porfida Norte Belt), for similar bulk tonnage deposits.  We are very pleased with the exploration successes at Cordero, and believe we are seeing the beginnings of a large, new high quality mining district in Mexico” states Ron Tremblay, President and CEO.

QA/QC Procedures

All drill holes are started with HQ diameter core and then when necessary, reduced to NQ diameter core depending on drilling conditions. The drill core is sawed through its’ length, and samples collected in continuous two-metre intervals. All of the samples are prepared and analyzed by ALS Chemex at its labs in Chihuahua, Mexico, and Vancouver, Canada respectively.  Gold analyses are being performed by 30-gram fire assay with an atomic absorption finish. Silver, zinc and lead were analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results being reanalyzed with assay procedures using ICP-AES. The company employs a rigorous quality assurance and quality control program that include standardized material, blanks and core duplicates.  AMEC Americas Ltd., Vancouver has designed the QA/QC protocol from a study and review of information provided to AMEC. IMC reviews the QA/QC data.  ActLabs, Chihuahua and Vancouver is conducting referee lab replicate analyses on representative samples as recommended by IMC.

The Cordero Mineral Resource presented in this press release was prepared by Herb Welhener (SME registered member #3434330), Vice President of Independent Mining Consultants, Inc., who  is a qualified person under NI 43-101.  The supporting NI 43-101 mineral resource report is being prepared for publication in August.

The project is under the direct supervision of Vic Chevillon, MA, C.P.G., Vice President of Exploration for Levon who is a qualified person (AIPG C.P.G #11054) within the context of National Instrument 43-101 and has read and takes responsibility for this News Release.

About Levon Resources Ltd.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement, except as required by applicable laws.